Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business Editors:
     Enerplus and Focus Announce Focus Securityholder and Court Approval of
     Strategic Merger

     Enerplus Resources Fund
     TSX - ERF.un/NYSE - ERF
     Focus Energy Trust
     TSX - FET.un

     CALGARY, Feb. 12 /CNW/ - Enerplus Resources Fund ("Enerplus") and Focus
Energy Trust ("Focus") are pleased to announce that the Plan of Arrangement
(the "Arrangement") related to the strategic merger of Enerplus and Focus was approved today at the Special Meeting of Focus Unitholders, with 99.8 percent of the aggregate votes cast by Focus Unitholders and holders of Focus Limited
Partnership Class B units ("Focus Exchangeable LP Units") at the Special
Meeting cast in favour of the Arrangement. The Alberta Court of Queen's Bench
also granted the Final Order required in connection with the Arrangement.
Subject to satisfaction of standard closing conditions, the combination of
Focus and Enerplus is expected to become effective on February 13, 2008.
     Under the Arrangement, Focus Unitholders will receive 0.425 of an
Enerplus trust unit for each Focus trust unit exchanged. Holders of Focus
Exchangeable LP Units will not exchange their Focus Exchangeable LP Units for
Enerplus trust units pursuant to the Arrangement, but following the
Arrangement, the Focus Exchangeable LP Units will be exchangeable for Enerplus trust units on the basis of 0.425 of an Enerplus trust unit. The voting rights attached to and cash distributions made on the Focus Exchangeable LP Units will be similarly adjusted in accordance with the exchange ratio. On completion of the combination, current Enerplus unitholders will own approximately 79 percent and former Focus securityholders will own approximately 21 percent of the combined trust. This transaction is expected to be tax-deferred for Canadian resident Focus unitholders although they were permitted to elect to participate in the transaction on a taxable basis for
Canadian federal income tax purposes.

     Advisory Regarding Forward-Looking Information and Statements

     This press release contains forward-looking statements and forward-looking information within the meaning of applicable securities laws.
The use of any of the words "expect", "anticipate", "continue", "estimate",
"objective", "ongoing", "potential", "may", "will", "project", "should",
"believe", "plans", "designed", "intends" and similar expressions are intended to identify forward-looking statements or information. More particularly and without limitation, this press release contains forward looking statements and information concerning the expected completion of the business combination of
Enerplus and Focus and the anticipated timing thereof and the tax treatment of the business combination for Focus securityholders.
     The forward-looking statements and information in this press release are based on certain key expectations and assumptions made by Enerplus and Focus, including expectations and assumptions concerning the satisfaction of conditions to closing the business combination and the tax treatment of the business combination for Focus securityholders. Although Enerplus and Focus believe that the expectations and assumptions on which such forward-looking statements and information are based are reasonable, undue reliance should not be placed on the forward-looking statements and information because Enerplus and Focus can give no assurance that they will prove to be correct.
     Since forward-looking statements and information address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. Enerplus and Focus have provided these anticipated times in reliance on certain assumptions that they believe are reasonable at this time, including the time necessary to satisfy the conditions to the closing of the transaction. These dates may change for a number of reasons, including the need for additional time to satisfy the conditions to the completion of the transaction. Accordingly, readers should not place undue reliance on the forward-looking statements and information contained in this press release concerning these times.
     Readers are cautioned that the foregoing list of factors is not exhaustive. Additional information on these and other factors that could affect the operations or financial results of Enerplus, Focus or the combined trust are included in reports on file with applicable securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), and in the case of Enerplus, on the SEC's website (www.sec.gov) or, in the case of
Enerplus, at Enerplus' website (www.enerplus.com), and in the case of Focus, at Focus' website (www.focusenergytrust.com).
     The forward-looking statements and information contained in this press release are made as of the date hereof and Enerplus and Focus undertake no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

     %CIK: 0001126874

     /For further information: Enerplus Resources Fund, Suite 3000, 333 - 7th
Avenue SW, Calgary, AB T2P 2Z1, Tel: (403) 298-2200, Fax: (403) 298-2211, Toll
Free (North America): 1-800-319-6462, Email: investorrelations(at)enerplus.com,
Website: www.enerplus.com; Focus Energy Trust, Suite 3300, 205 - 5th Avenue
SW, Calgary, AB T2P 2V7, Tel: (403) 781-8409, Fax: (403) 781-8408, Email:
investors(at)focusenergytrust.com, Website: www.focusenergytrust.com/
     (ERF.UN. ERF FET.UN.)

CO:  Enerplus Resources Fund; Focus Energy Trust

CNW 16:18e 12-FEB-08